UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Jackson, Marcus
   11608 Tomahawk Creek Parkway, Apt. B


   Leawood, KS  66211-2625
2. Issuer Name and Ticker or Trading Symbol
   SEMCO Energy, Inc. (SEN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   04/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  07/24/00 (1)A        54.3690       A  $12.8750                    I  by Dir. Def. Comp
Common Stock                                  01/29/01    L (2)V   48.3090       A  $14.4900                    I  by Dir. Def. Comp
Common Stock                                  02/26/01    L (2)V   191.5200      A  $14.6200                    I  by Dir. Def. Comp
Common Stock                                  03/05/01    L (2)V   55.4160       A  $14.4363                    I  by Dir. Def. Comp
Common Stock                                  04/02/01    L (2)V   56.3380       A  $14.2000                    I  by Dir. Def. Comp
Common Stock                                  04/16/01    L (2)V   70.4230       A  $14.2000                    I  by Dir. Def. Comp
Common Stock                                  04/23/01    L (2)V   69.5740       A  $14.3732                    I  by Dir. Def. Comp
Common Stock                                  04/30/01    A        257.0090      A  $14.9800     2,295.2870     I  by Dir. Def. Comp

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Non-Qualified Stock Option     $11.8438                                                                                04/18/10
(right to buy)
Non-Qualified Stock Option     $11.9375                                                                                03/01/10
(right to buy)
Non-Qualified Stock Option     $14.2600        03/01/01       A     V   1,000.0000                        (3)          03/01/11
(right to buy)
Non-Qualified Stock Option     $16.1880                                                                                04/20/09
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   3,000.0000                3,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,000.0000                1,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option     03/01/01  Common Stock                   1,000.0000                1,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,000.0000                1,000.0000    D   Direct
(right to buy)

Explanation of Responses:

(1)
Although this transaction is exempt pursuant to Rule 16b-3(d), it should have been reported on the reporting person's Form 5 for
2000, but was inadvertently left off the report.
(2)
This transaction is also exempt pursuant to Rule 16b-3(d).
(3)
The option vests in three equal annual installments beginning on March 1, 2002.
-
Includes shares acquired by reinvestment of dividends through the Company's DRIP.

SIGNATURE OF REPORTING PERSON
/S/ Jackson, Marcus
DATE 05/05/01